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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                           (AMENDMENT NO. __________)(1)

                                INTERSPEED, INC.
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                                (Name of issuer)

                     COMMON STOCK, par value $.01 per share
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                         (Title of class of securities)

                                   46070W 10 7
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                                 (CUSIP number)

                               September 24, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [X] Rule 13d-1(d)

                       (Continued on the following pages)

                               (Page 1 of 5 Pages)


--------------------------------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13G

--------------------------                               -----------------------
CUSIP NO.  46070W 10 7                                        PAGE 2 OF 5 PAGES
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1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     BROOKTROUT, INC.

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A) [ ]
                                                                        (B) [ ]

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3    SEC USE ONLY

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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     STATE OF MASSACHUSETTS

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                          5   SOLE VOTING POWER

                              6,075,000
       NUMBER OF          ------------------------------------------------------
        SHARES            6   SHARED VOTING POWER
     BENEFICIALLY
    OWNED BY EACH             NONE
      REPORTING           ------------------------------------------------------
        PERSON            7   SOLE DISPOSITIVE POWER
         WITH
                              6,075,000
                          ------------------------------------------------------
                          8   SHARED DISPOSITIVE POWER
                              NONE
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,075,000 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     56.4%

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12   TYPE OF REPORTING PERSON *

     CO

================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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                            STATEMENT ON SCHEDULE 13G

Item 1(a).        NAME OF ISSUER:

                  Interspeed, Inc.

Item 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  39 High Street
                  North Andover, MA 01845

Item 2(a).        NAMES OF PERSON FILING:

                  Brooktrout, Inc.

Item 2(b).        BUSINESS MAILING ADDRESS FOR THE PERSON FILING:

                  410 First Avenue
                  Needham, MA 02494-2722

Item 2(c).        CITIZENSHIP:

                  Commonwealth of Massachusetts

Item 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock,  par value $.01 per share

Item 2(e).        CUSIP NUMBER:

                  46070W 10 7

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                  Not Applicable

Item 4.           OWNERSHIP:

                  (a)  Amount Beneficially Owned:
                         6,075,000 shares of Common Stock

                  (b)  Percent of Class:
                         56.4%

                  (c)  Number of shares as to which such person has:

                         (i)   sole power to vote or to direct the vote:
                               6,075,000 shares of Common Stock

                         (ii)  shared power to vote or to direct the vote:
                               0

                         (iii) sole power to dispose or to direct the
                               disposition of:
                               6,075,000 shares of Common Stock


                                  Page 3 of 5
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                         (iv)  shared power to dispose or to direct the
                               disposition of:
                               0

Item 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not Applicable

Item 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not Applicable

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Not Applicable

Item 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not Applicable

Item 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Not Applicable

Item 10.          CERTIFICATION:

                  Not Applicable


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 11 , 2000


                                                 BROOKTROUT, INC.

                                                 By: /s/ Eric R. Giler
                                                     ---------------------------
                                                     Eric R. Giler, President


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